Exhibit 99.1

News Release

EPSILON ANNOUNCES SECOND QUARTER 2025 RESULTS AND

TRANSFORMATIVE ACQUISITIONS IN THE POWDER RIVER BASIN

Houston, Texas–August 13, 2025 – Epsilon Energy Ltd. (“Epsilon” or the “Company”) (NASDAQ: EPSN) today announced it has entered into definitive agreements to acquire two entities (Peak Exploration and Production LLC and Peak BLM Lease LLC, together “Peak”) majority owned by funds of Yorktown Energy Partners LLC.

Combined consideration due at closing is the issuance of 6 million Epsilon common shares and the assumption of an estimated $49 million of debt. Additional contingent consideration of up to 2.5 million Epsilon common shares could be due subject to the ability to access acreage currently affected by a drilling permit moratorium in Converse County, Wyoming.

The transactions are expected to close in Q4 2025, subject to obtaining the requisite Epsilon shareholder approval.

Transaction Highlights:

●	Attractively Priced
o	Assuming $6.21/shr (10-day VWAP from 8/11/25) for Epsilon stock, consideration equates to PDP PV15 + PUD PV25 on Peak’s third-party year-end 2024 reserves.
o	Assuming $6.21/shr (10-day VWAP from 8/11/25) for Epsilon stock, consideration equates to $1,100 per undeveloped acre (or $340,000 per priority location)

●	Accretive to forecasted 2025 Adjusted EBITDA, YE 2024 Reserves, and Inventory per share
o	Accretive to forecasted 2026 Adjusted EBITDA per share and CFPS

●	Adds Control of Operations with Experienced In-Basin Team
o	Provides a platform for future growth opportunities and the ability to execute

●	Expands Scope of Asset Base and Optionality for Growth
o	Adds under-invested core Powder River Basin (PRB) position with substantial depth of undeveloped inventory on a mostly held by production position

●	Maintains Strong Balance Sheet and Dividend Per Share
o	Pro-forma business is conservatively capitalized
o	Transaction allows consistent dividend payout and provides future dividend support

The acquired Peak assets include 40,500 net acres in the core of the PRB, with Q2 2025 production of 2.2 MBoepd (56% oil, 44% gas).

Acquired Proved Reserves are 21.5 MMBoe (per Peak’s third-party year-end 2024 reserves report) reflecting an approximately 150% increase to Proved Reserves to Epsilon (note consolidated third-party reserves report volumes are subject to change based on development plans and SEC pricing).

Epsilon estimates there are 111 net priority locations on the acquired PRB position, defined as those with at least 45% working interest, 10,000 ft. of completed lateral length (CLL), and type curve indicative half-cycle economics above 25% at $65 WTI / $4 HHUB commodity prices.

Pro-Forma Epsilon will have four primary project areas to deploy capital – NEPA core Marcellus, Permian Barnett in Texas, the WCSB in Alberta, and now core Power River Basin. The portfolio offers oil and gas directed development opportunities going forward. Pro-forma Q2 2025 production is 47 MMcfe (77% natural gas, 22% oil). Pro-forma YE 2024 Proved reserves are 213 Bcfe (59% natural gas, 39% oil).

Jason Stabell, Epsilon’s Chief Executive Officer, commented “This is a key step forward for the company. We are acquiring a large under exploited asset at an attractive price. The acquisition brings additional balance to our portfolio and importantly, provides both control of the investment cadence and increased optionality to deploy capital for our shareholders as conditions warrant. We are excited to add Yorktown as a large shareholder. I personally have long history with the firm going back over 20 years. We want to thank the Peak team, led by Jack Vaughn, for their help putting this together and we’re excited to work with them going forward.”

At closing, 2 Peak shareholder designees will join the Epsilon board of directors. Epsilon’s management team will lead the combined company.

Texas Capital Securities is serving as financial advisor, and Gray Reed is serving as legal advisor to Epsilon.

Interested parties can find more information on the transaction in a presentation posted to the Company’s website: www.epsilonenergyltd.com

Second Quarter 2025 Highlights:

Epsilon - Q2 2025						
		Q2 2025	Q1 2025	Q2 2024	QoQ%	YoY%
NRI Production						
Gas	MMcf	2,752	2,740	1,407	*0%*	*96%*
Oil	Mbbl	44	46	45	*-3%*	*-1%*
NGL	Mbbl	8	16	19	*-50%*	*-59%*
Total	Mmcfe	3,064	3,108	1,791	*-1%*	*71%*
Daily	Mmcfe/d	33.7	34.5	19.7		
Revenues	$M					
Gas		6,910	10,614	1,961	*-35%*	*252%*
Oil		2,725	3,270	3,514	*-17%*	*-22%*
NGL		145	387	389	*-63%*	*-63%*
Midstream[1]		1,845	1,892	1,444	*-3%*	*28%*
Total		11,625	16,163	7,308	*-28%*	*59%*
Realized Prices[2]						
Gas	$/Mcf	2.51	3.87	1.39	*-35%*	*80%*
Oil	$/Bbl	61.72	71.75	78.44	*-14%*	*-21%*
NGL	$/Bbl	18.51	24.52	20.21	*-25%*	*-8%*
Adj. EBITDA	$M	7,396	10,609	3,904	*-30%*	*89%*
Cash + STI[3]	$M	10,378	7,363	9,481	*41%*	*9%*
Capex[4]	$M	4,032	8,035	5,709	*-50%*	*-29%*
Dividend	$M	1,376	1,376	1,372	*0%*	*0%*
Share Buybacks	$M	0	0	0		

1) Net of elimination entry for fees paid by Epsilon
2) Excludes impact of hedge realizations
3) Includes restricted cash balance
4) Includes acquisitions

Operations Update:

Epsilon’s capital expenditures were $4 million for the quarter ended June 30, 2025. These were related to the drilling of 1 gross (0.25 net) well in Texas, and the completion of 1 gross (0.25 net) well in the Garrington area of Alberta. The well in Texas is the eighth Barnett well developed in the project and has been completed with flowback operations beginning this week. The Canada capital expenditure was a carry-over on the wells drilled and completed in the first quarter.

The Company is taking a $2.7 million impairment in the second quarter related to the recently drilled wells in the Garrington area of Alberta. The impairment is driven by a combination of drilling and completion cost overruns, early well performance below expectations, and due to first half realizations, the forward impairment test assumption using a lower oil price.

Jason Stabell, Epsilon’s Chief Executive Officer, commented, “These early learnings are not unusual in a project area of this size. We learned valuable lessons that will improve our drilling and completion approach, and we still feel the asset has great potential with approximately 30,000 gross acres in the Garrington area and another 130,000 gross acres in the Harmattan area. We continue to work with our operating partner on a prudent plan for further investments.”

Current Hedge Book:

Earning’s Call:

The Company will host a conference call to discuss its results on Thursday, August 14, 2025, at 10:00 a.m. Central Time (11:00 a.m. Eastern Time).

Interested parties in the United States and Canada may participate toll-free by dialing (833) 816-1385. International parties may participate by dialing (412) 317-0478. Participants should ask to be joined to the “Epsilon Energy Second Quarter 2025 Earnings Conference Call.”

A webcast can be viewed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cduY0BIa. A webcast replay will be available on the Company’s website (www.epsilonenergyltd.com) following the call.

About Epsilon

Epsilon Energy Ltd. is a North American onshore natural gas and oil production and gathering company with assets in Pennsylvania, Texas, Alberta CA, New Mexico, and Oklahoma.

Forward-Looking Statements

Certain statements contained in this news release constitute forward looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, ‘may”, “will”, “project”, “should”, ‘believe”, and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking statements are based on reasonable assumptions, but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this news release should not be unduly relied upon.

Important Additional Information Regarding the Transactions Will Be Filed With the SEC

In connection with the proposed transactions, the Company will file a proxy statement with the SEC. The definitive proxy statement will be sent to the stockholders of the Company. The Company may also file other documents with the SEC regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, THE PARTIES TO THE TRANSACTIONS AND THE RISKS ASSOCIATED WITH THE TRANSACTIONS. Investors and security holders may obtain a free copy of the proxy statement (when available) and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by (1) directing your written request to: 500 Dallas Street, Suite 1250, Houston, Texas or (2) contacting our Investor Relations department by telephone at 281-670-0002. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at http://www.epsilonenergyltd.com.

Participants in the Solicitation

The Company and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the transactions, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement described above when it is filed with the SEC. Additional information regarding the Company’s directors and executive officers is also included in its 2025 Proxy Statement, which was filed with the SEC on April 22, 2025. These documents are available free of charge as described above.

Contact Information:

281-670-0002

Jason Stabell

Chief Executive Officer

Jason.Stabell@EpsilonEnergyLTD.com

Andrew Williamson

Chief Financial Officer

Andrew.Williamson@EpsilonEnergyLTD.com

EPSILON ENERGY LTD.

Unaudited Consolidated Statements of Operations

(All amounts stated in US$)

EPSILON ENERGY LTD.

Unaudited Consolidated Balance Sheets

(All amounts stated in US$)

EPSILON ENERGY LTD.

Unaudited Consolidated Statements of Cash Flows

(All amounts stated in US$)

Six months ended June 30,	
	2025	2024
Cash flows from operating activities:		
Net income	$ 5,567,495	$ 2,322,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Depletion, depreciation, amortization, and accretion	6,677,511	4,428,829
Impairment expense	2,676,669	—
Accretion of discount on available for sale securities	—	(297,637)
(Gain) loss on derivative contracts	(1,111,693)	195,617
Settlement (paid) received on derivative contracts	(108,383)	760,542
Settlement of asset retirement obligation	(1,600)	(87,284)
Stock-based compensation expense	771,676	635,158
Deferred income tax benefit	(779,676)	(54,736)
Changes in assets and liabilities:		
Accounts receivable	346,839	1,070,784
Prepaid income taxes	—	319,770
Other assets and liabilities	385,445	354,014
Accounts payable, royalties payable, gathering fees payable, and other accrued liabilities	(66,454)	(572,099)
Income taxes payable	2,572,921	—
Net cash provided by operating activities	16,930,750	9,075,514
Cash flows from investing activities:		
Additions to unproved oil and gas properties	(5,132,649)	(2,993,155)
Additions to proved oil and gas properties	(5,997,993)	(26,425,017)
Additions to gathering system properties	(228,327)	(70,236)
Additions to land, buildings and property and equipment	(12,102)	(13,912)
Purchases of short term investments - available for sale	—	(4,045,785)
Proceeds from short term investments - held to maturity	—	23,116,930
Prepaid drilling costs	705,165	886,981
Net cash used in investing activities	(10,665,906)	(9,544,194)
Cash flows from financing activities:		
Buyback of common shares	—	(1,203,708)
Dividends paid	(2,751,372)	(2,742,349)
Net cash used in financing activities	(2,751,372)	(3,946,057)
Effect of currency rates on cash, cash equivalents, and restricted cash	(125,612)	22,593
Decrease in cash, cash equivalents, and restricted cash	3,387,860	(4,392,144)
Cash, cash equivalents, and restricted cash, beginning of period	6,989,793	13,873,628
Cash, cash equivalents, and restricted cash, end of period	$ 10,377,653	$ 9,481,484
Supplemental cash flow disclosures:		
Income tax paid - federal	$ 1,325,000	$ 140,000
Income tax paid - state (PA)	$ 355,138	$ —
Income tax paid (refund) - state (other)	$ 1,710	$ (8,608)
Interest paid	$ 9,552	$ —
Non-cash investing activities:		
Change in proved properties accrued in accounts payable	$ (690,866)	$ (1,471,985)
Change in gathering system accrued in accounts payable	$ 71,366	$ 45,862
Asset retirement obligation asset additions and adjustments	$ 18,235	$ 21,831

Epsilon defines Adjusted EBITDA as earnings before (1) net interest expense, (2) taxes, (3) depreciation, depletion, amortization and accretion expense, (4) impairments of natural gas and oil properties, (5) non-cash stock compensation expense, (6) gain or loss on derivative contracts net of cash received or paid on settlement, and (7) other income. Adjusted EBITDA is not a measure of financial performance as determined under U.S. GAAP and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.

Additionally, Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Epsilon has included Adjusted EBITDA as a supplemental disclosure because its management believes that EBITDA provides useful information regarding its ability to service debt and to fund capital expenditures. It further provides investors with a helpful measure for comparing operating performance on a "normalized" or recurring basis with the performance of other companies, without giving effect to certain non-cash expenses and other items. This provides management, investors and analysts with comparative information for evaluating the Company in relation to other natural gas and oil companies providing corresponding non-U.S. GAAP financial measures or that have different financing and capital structures or tax rates. These non-U.S. GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with U.S. GAAP.